UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO §240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2

Epazz, Inc.
(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE
(Title of Class of Securities)

29413V309
(CUSIP Number)

January 20, 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐   Rule 13d-1(b)

☒   Rule 13d-1(c)

☐   Rule 13d-1(d)

(Page 1 of 10 Pages)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 29413V309

1.	NAMES OF REPORTING PERSONS

Magna Equities I, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) ☐

(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0- (See Item 4)
	6.	SHARED VOTING POWER -0- (See Item 4)
	7.	SOLE DISPOSITIVE POWER 3,921,359*
	8.	SHARED DISPOSITIVE POWER -0- (See Item 4)

*Consists of Common Stock that the reporting person has the right to acquire by way of conversion of promissory note(s), subject to the right of the issuer to repay the note(s) as set forth in the terms of the note(s). See the issuer’s filings with the Securities and Exchange Commission for additional information on the promissory note(s).

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,921,359*

*Consists of Common Stock that the reporting person has the right to acquire by way of conversion of promissory note(s), subject to the right of the issuer to repay the note(s) as set forth in the terms of the note(s). See the issuer’s filings with the Securities and Exchange Commission for additional information on the promissory note(s).

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

9.99% (based on the total of 39,252,842 outstanding shares of Common Stock)

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO – limited liability company

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SCHEDULE 13G

CUSIP No. 29413V309

1.	NAMES OF REPORTING PERSONS

Magna Equities II, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) ☐

(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0- (See Item 4)
	6.	SHARED VOTING POWER -0- (See Item 4)
	7.	SOLE DISPOSITIVE POWER 3,921,359*
	8.	SHARED DISPOSITIVE POWER -0- (See Item 4)

*Consists of Common Stock that the reporting person has the right to acquire by way of conversion of promissory note(s), subject to the right of the issuer to repay the note(s) as set forth in the terms of the note(s). See the issuer’s filings with the Securities and Exchange Commission for additional information on the promissory note(s).

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,921,359*

*Consists of Common Stock that the reporting person has the right to acquire by way of conversion of promissory note(s), subject to the right of the issuer to repay the note(s) as set forth in the terms of the note(s). See the issuer’s filings with the Securities and Exchange Commission for additional information on the promissory note(s).

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

9.99% (based on the total of 39,252,842 outstanding shares of Common Stock)

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO – limited liability company

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SCHEDULE 13G

CUSIP No. 29413V309

1.	NAMES OF REPORTING PERSONS

Joshua Sason

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) ☐

(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0- (See Item 4)
	6.	SHARED VOTING POWER -0- (See Item 4)
	7.	SOLE DISPOSITIVE POWER 3,921,359*
	8.	SHARED DISPOSITIVE POWER -0- (See Item 4)

*Consists of Common Stock that the reporting person has the right to acquire by way of conversion of promissory note(s), subject to the right of the issuer to repay the note(s) as set forth in the terms of the note(s). See the issuer’s filings with the Securities and Exchange Commission for additional information on the promissory note(s).

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,921,359*

*Consists of Common Stock that the reporting person has the right to acquire by way of conversion of promissory note(s), subject to the right of the issuer to repay the note(s) as set forth in the terms of the note(s). See the issuer’s filings with the Securities and Exchange Commission for additional information on the promissory note(s).

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

9.99% (based on the total of 39,252,842 outstanding shares of Common Stock)

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

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SCHEDULE 13G

CUSIP No. 29413V309

Item 1.

(a)	Name of Issuer Epazz, Inc., a Illinois corporation

(b)	Address of Issuer’s Principal Executive Offices 205 W. Wacker Drive. Suite 1320 Chicago, IL 60606

Item 2.

(a)	Name of Person Filing

This Schedule 13G (this “Schedule 13G”) is being jointly filed by Magna Equities I, LLC, a Delaware limited liability company (“Magna Equities I”), Magna Equities II, LLC, a New York limited liability company (“Magna Equities II”) and Joshua Sason (each, a “Reporting Person” and, collectively, the “Reporting Persons”) with respect to shares of common stock, $0.01 par value, of the Issuer (the “Common Stock”) owned indirectly by Magna. This Schedule 13G is being filed voluntarily to report changes in the number of shares of Common Stock beneficially owned by the Reporting Persons and to report that the Reporting Persons beneficially own more than 5% of the Common Stock. Capitalized terms used herein and not otherwise defined have the meanings ascribed thereto in the Schedule 13G.

(b)	The address of the principal business office of each of the Reporting Persons is:

5 Hanover Square, New York, New York 10004.

(c)	Citizenship

Magna Equities I is a Delaware limited liability company.
Magna Equities II is a New York limited liability company.
Mr. Sason is a United States citizen.

(d)	Title of Class of Securities

Common Stock, $0.01 par value

(e)	CUSIP Number

29413V309

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SCHEDULE 13G

CUSIP No. 29413V309

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

(a)	Amount beneficially owned:

The information required by Item 4(a) is set forth in Row 9 of the cover page for each Reporting Person hereto and is incorporated by reference for each such Reporting Person.

(b)	Percent of class:

The information required by Item 4(b) is set forth in Row 11 of the cover page for each Reporting Person hereto and is incorporated by reference for each such Reporting Person.

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SCHEDULE 13G

CUSIP No. 29413V309

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each Reporting Person hereto and is incorporated by reference for each such Reporting Person.

(ii)	Shared power to vote or to direct the vote

The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each Reporting Person hereto and is incorporated by reference for each such Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of

The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each Reporting Person hereto and is incorporated by reference for each such Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of

The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each Reporting Person hereto and is incorporated by reference for each such Reporting Person.

The 3,921,359 shares of Common Stock owned indirectly by Magna Equities I may be acquired pursuant to the conversion of the outstanding Convertible Promissory Notes in the aggregate principal amounts of $42,323.64 and $17,500.00.

Magna Equities I owns all membership interests in Magna Equities II. Mr. Sason owns all membership interest in Magna Equities I and Magna Equities II. Accordingly, Mr. Sason, subject to the limitations of the rights described above, has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of all securities owned directly by Magna Equities I and Magna Equities II, including, without limitation, the Common Stock. Mr. Sason does not directly own any shares of Common Stock. Under Rule 13d-3 under the Exchange Act, Mr. Sason may be deemed to beneficially own the shares of Common Stock owned directly by Magna Equities I and Magna Equities II. Neither the Reporting Persons nor any of their affiliates are registered broker-dealers or an associated person of a registered broker-dealer.

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SCHEDULE 13G

CUSIP No. 29413V309

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable

Item 8. Identification and Classification of Members of the Group.

Not Applicable

Item 9. Notice of Dissolution of Group.

Not Applicable

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

[Signatures on following page]

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SCHEDULE 13G

CUSIP No. 29413V309

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 20, 2015

Magna Equities I, LLC

By:	/s/ Joshua Sason
Name: Joshua Sason Title: Managing Member

Magna Equities II, LLC

By:	/s/ Joshua Sason
Name: Joshua Sason Title: Managing Member

Joshua Sason

/s/ Joshua Sason
JOSHUA SASON

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SCHEDULE 13G

CUSIP No. 29413V309

EXHIBIT INDEX TO SCHEDULE 13G

EXHIBIT 1

Joint Filing Agreement, dated as of January 20, 2015, by and between Magna Equities I, LLC, Magna Equities II, LLC, and Joshua Sason.

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